As filed with the Securities and Exchange Commission on June 26, 2026
Securities Act Registration
No. 333-287486
Investment Company Act Registration
No. 811-24092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2

REGISTRATION STATEMENT
UNDER

the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1 and/or	☒
REGISTRATION STATEMENT
UNDER

the Investment Company Act of 1940	☒
Amendment No. 4	☒

Diameter Dynamic Credit Fund
(Exact Name of Registrant as Specified in Declaration of Trust)

50 Hudson Yards
,
Suite 6600A
,
New York
,
NY
10001
(Address of Principal Executive Offices)
833
-
891-0802
(Registrant’s Telephone Number, Including Area Code)
Michael Cohn, Esq.
50 Hudson Yards
,
Suite 6600A
,
New York
,
NY
10001
(Name and Address of Agent for Service)

Copies to:
Rajib Chanda, Esq.
Steven Grigoriou, Esq.
Neesa Patel Sood, Esq.
Simpson Thacher & Bartlett
LLP
900 G Street, N.W.
Washington, D.C. 20001
Rajib.Chanda@stblaw.com
Steven.Grigoriou@stblaw.com
Neesa.Sood@stblaw.com

Approximate Date of Commencement of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☒	immediately upon filing pursuant to Rule 462(d) under the Securities Act.:
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities
Act
, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

☒
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-287486

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“1940 Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the 1940 Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the 1940 Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934).

☐
If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the 1940 Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment to the Registration Statement on Form N-2 (File Nos. 333-287486 and 811-24092) of Diameter Dynamic Credit Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Diameter Dynamic Credit Fund (the “Registrant”)

Item 25. Financial Statements And Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(1)	Financial Statements:

Part A: None.

Part B: Report of Independent Registered Public Accounting Firm, Statement of Assets and Liabilities, Notes to Financial Statement

(2)	Exhibits:

(a)	(1) Certificate of Trust(1)

(2)	Declaration of Trust (2)

(3)	Amended and Restated Declaration of Trust(3)

(b)	Bylaws (3)

(c)	Not applicable.

(d)	Form of Amended and Restated Multiple Class Plan(3)

(e)	Form of Distribution Reinvestment Plan(3)

(f)	Not applicable.

(g)	(1) Form of Investment Advisory Agreement(3)

(h)	(1) Form of Distribution Agreement(3)

(2)	Form of Selected Intermediary Agreement(3)

(3)	Form of Amended and Restated Distribution and Service Plan(4)

(i)	Not applicable.

(j)	Custody Agreement(3)

(k)	(1) Form of Services Agreement(3)

(2)	Form of Master Agreement SS&C Digital Solutions Services(3)

(3)	Form of Expense Limitation and Reimbursement Agreement(3)

(4)	Form of Client Services Agreement(4)

(5)	Amendment No. 1 to Services Agreement(5)

(6)	Amendment No. 2 to Services Agreement(5)

(l)	Opinion and Consent of Delaware Counsel(3)

(m)	Not applicable.

(n)

(1)	Consent of Independent Registered Public Accounting Firm(4)

(2)	Consent of Independent Auditors for DIF Feeder LP and Subsidiaries(5)

(o)	Audited Consolidated Financial Statements of DIF Feeder LP and Subsidiaries for the period ended December 31, 2025(5)

(p)	Form of Initial Subscription Agreement(3)

(q)	Not applicable.

(r)	(1) Code of Ethics of Registrant(3)

(2)	Code of Ethics of Adviser(3)

(3)	Code of Ethics of Distributor(3)

(s)	Not applicable.

(t)	Power of Attorney(3)

(1)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-287486), filed on May 21, 2025.

(2)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-287486), filed on August 13, 2025.

(3)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-287486), filed on December 29, 2025.

(4)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-287486), filed on March 19, 2026.

(5)	Filed herewith.

Item 26. Marketing Arrangements

See the Distribution Agreement and Selected Intermediary Agreement, form of which are filed as Exhibit (h)(1) and (h)(2), respectively, to this Registration Statement.

Item 27. Other Expenses Of Issuance And Distribution

Not applicable.

Item 28. Persons Controlled By Or Under Common Control With The Registrant

Immediately prior to this offering, Diameter DCF Advisor LLC (“Diameter DCF”), a Delaware limited liability company, will own 100% of the outstanding common shares of the Registrant due to the contribution of seed capital. See “Control Persons and Principal Holders of Securities” in the Prospectus contained herein.

Item 29. Number Of Holders Of Shares

The following table sets forth the number of record holders of Shares as of June 25, 2026:

Title Of Class	Number of Record Holders
Class A Shares	None
Class I Shares	32

Item 30. Indemnification

Reference is made to Article V of Registrant’s Amended and Restated Declaration and Agreement of Trust filed as Exhibit (2)(a)(3) to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to the trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the trustees, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the trustees, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business And Other Connections Of Adviser

Diameter DCF serves as the investment adviser to the Registrant. Diameter DCF is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which Diameter DCF and its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in the Diameter DCF’s Form ADV (File No. 801-134087), as filed with the SEC and incorporated herein by reference.

Item 32. Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder, are maintained at the offices of the Fund’s custodian, The Bank of New York Mellon, and the Fund’s administrator, ALPS Fund Services, Inc., except for certain transfer agency records which are maintained by SS&C GIDS, Inc.

Item 33. Management Services

Not Applicable

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)

each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)

if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes:

(a)

for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not applicable.

6.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Fund has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 26th day of June, 2026.

Diameter Dynamic Credit Fund

By:	/s/ Jonathan Lewinsohn
Name: Jonathan Lewinsohn
Title: Co-President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the 26th day of June, 2026.

Signature	Title

/s/ Scott Goodwin	Trustee, Co-President
Scott Goodwin

/s/ Matthew Gilmartin	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
Matthew Gilmartin

/s/ Joshua Green*	Trustee
Joshua Green

/s/ Amanda R. Wurtz*	Trustee
Amanda R. Wurtz

/s/ Daniel Kasell*	Trustee
Daniel Kasell

/s/ Steven Bossi*	Trustee
Steven Bossi

*By:

/s/ Michael Cohn
Michael Cohn
As Attorney-in-Fact

The original powers of attorney authorizing certain individuals to execute the Registration Statement, and any amendments thereto, for the trustees and officers of the Fund on whose behalf this Registration Statement is filed, have been executed and are incorporated by reference to Item 25, Exhibit (t) of the Registrant’s Registration Statement on Form N-2 (File No. 333-287486), filed on December 29, 2025.

EXHIBIT INDEX

Exhibit Number	Description

(k)(5)	Amendment No. 1 to Services Agreement

(k)(6)	Amendment No. 2 to Services Agreement

(n)(2)	Consent of Independent Auditors for DIF Feeder LP and Subsidiaries

(o)	Audited Consolidated Financial Statements of DIF Feeder LP and Subsidiaries for the period ended December 31, 2025